SEC Mail
Mail Processing
Section

FEB 28 2008

Washington, DC
106

08026456

SECURITIE
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27779

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Capital Management Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7900 Xerxes Avenue South,Suite 500
(No. and Street)

Bloomington, MN 55431
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory A. Stroh 952-893-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Boyer and Company
(Name – *if individual, state last, first, middle name*)

14500 Burnhaven Drive Burnsville, MN 55306
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory A Stroh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Capital Management Securities, Inc., as

of Dec. 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEAN A. HURLBERT
Notary Public
Minnesota
My Commission Expires January 31, 2010

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐x (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL MANAGEMENT SECURITIES, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2007 and 2006

CAPITAL MANAGEMENT SECURITIES, INC

CONTENTS

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 101
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

We have audited the balance sheet of Capital Management Securities, Inc. as of December 31, 2007 and 2006, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Capital Management Securities, Inc. at December 31, 2007 and 2006, and the results of its operations, changes in stockholders' equity and cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

Boyer + Company

February 7, 2008

CAPITAL MANAGEMENT SECURITIES, INC

BALANCE SHEET

DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
CURRENT ASSETS		
Cash	$ 136,237	$ 105,967
Accounts Receivable	46,105	32,890
Prepaid Expenses	6,378	5,730
Due from Related Company	2,485	-
Income Taxes Receivable	-	7,182
Total Current Assets	191,205	151,769
PROPERTY AND EQUIPMENT		
Furniture and Equipment	25,163	144,709
Leasehold Improvements	1,297	1,297
Software	9,197	14,411
Total Property and Equipment	35,657	160,417
Less: Accumulated Depreciation and Amortization	(20,663)	(131,064)
Net Property and Equipment	14,994	29,353
OTHER ASSETS		
Deferred Tax Asset	295	-
TOTAL ASSETS	$ 206,494	$ 181,122
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Commissions Payable	$ 28,618	$ 28,310
Accounts Payable	16,248	11,151
Accrued Bonuses	19,281	-
Accrued Payroll Taxes	1,122	153
Deferred Tax Liability	-	545
	65,269	40,159
STOCKHOLDERS' EQUITY		
Common Stock, $.01 Per Share, 1,000,000 Shares Authorized, 12,214 Shares Issued and Outstanding	122	122
Paid in Capital	57,252	57,252
Retained Earnings	83,851	83,589
Total Stockholders' Equity	141,225	140,963
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 206,494	$ 181,122

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC

STATEMENT OF OPERATIONS

YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUE		
Commissions	$ 1,673,956	$ 1,270,757
Office Rent	47,675	47,917
Management Fee	48,208	323
Interest	3,089	1,238
Other	9,868	9,274
Total Revenue	1,782,796	1,329,509
OPERATING EXPENSES		
Commissions	1,339,053	1,013,589
Salaries and Wages	138,481	109,204
Shareholder Bonuses	41,085	-
Payroll Taxes	9,086	7,220
Employee Benefits	4,637	3,746
Advertising	621	1,146
Depreciation and Amortization	11,744	7,795
Dues and Subscriptions	26,644	27,131
Equipment and Rental	10,568	10,198
Insurance	21,650	14,492
Miscellaneous	3,314	4,023
Office Supplies and Printing	5,961	5,923
Postage	4,249	3,780
Professional Services	26,837	7,330
Regulatory Expense	9,622	16,544
Rent	65,996	60,277
Repairs and Maintenance	5,678	12,837
Sales and Use Tax	536	703
Telephone	6,454	6,517
Trading Errors	1,211	5,486
Travel and Entertainment	1,966	1,965
Total Operating Expenses	1,735,393	1,319,906
Income From Operations	47,403	9,603
Gain (Loss) on Asset Dispostions	(10,113)	-
Income Before Taxes	37,290	9,603
Income Tax Expense	(13,700)	(4,639)
NET INCOME	$ 23,590	$ 4,964

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC
STATEMENT OF STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2007 and 2006

	Common Stock		Paid In	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE, December 31, 2005	12,214	$ 122	$ 57,252	$ 78,625	$ 135,999
Net Income (Loss)	-	-	-	4,964	4,964
BALANCE, December 31, 2006	12,214	$ 122	$ 57,252	$ 83,589	$ 140,963
Dividends Paid				$ (23,328)	$ (23,328)
Net Income	-	-	-	23,590	23,590
BALANCE, December 31, 2007	12,214	$ 122	$ 57,252	$ 83,851	$ 141,225

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash flows from operating activities		
Net Income (Loss)	$ 23,590	$ 4,964
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	11,744	7,795
(Gain) loss on disposal of property	10,113	-
(Increase) decrease in accounts receivable	(13,215)	(3,776)
(Increase) decrease in prepaid expenses	(648)	2,276
(Increase) Decrease in taxes receivable	7,182	(7,182)
(Increase) decrease in due from affiliate	(2,485)	-
Increase (decrease) in accounts payable	5,097	7,884
Increase (Decrease) in commissions payable	308	(9,503)
Increase (decrease) in accrued liabilities	20,250	113
(Increase)decrease in deferred income taxes	(295)	1,700
Increase (decrease) in income taxes payable	-	(895)
Increase (decrease) in deferred taxes payable	(545)	545
Total adjustments	37,506	(1,043)
Net cash provided (used) by operating activities	61,096	3,921
Cash flow from investing activities:		
Cash payments for the purchase of property	(7,498)	(6,018)
Net cash provided (used) by investing activities	(7,498)	(6,018)
Cash flow from financing activities:		
Dividends paid	(23,328)	-
Net cash provided (used) by financing activities	(23,328)	-
Net increase (decrease) in cash	30,270	(2,097)
Cash, begining of year	105,967	108,064
Cash, end of year	$ 136,237	$ 105,967
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income Tax	19,374	10,048

See notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - Capital Management Securities, Inc. (the Company) is a wholly owned subsidiary of CMA, Financial Inc. The Company is a licensed broker-dealer under the jurisdiction of the National Association of Security Dealers (NASD). The Company buys and sells listed and unlisted securities; municipal, corporate and government bonds; mutual fund shares; and provides other financial services. The Company, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all the accounts of such customers.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts - An allowance for doubtful accounts has not been established as of December 31, 2007 and 2006. Based upon management's analysis of outstanding accounts receivable as of December 31, 2007 and 2006 and the Company's past collection experience, an allowance is not considered necessary by management.

Property and Equipment - Property and equipment is carried at cost. Depreciation of property and equipment is computed by the straight-line method based on useful lives of three to ten years.

Maintenance and repairs of property and equipment are charged to operations, and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is included in operations.

The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the asset to the carrying amount of the asset.

Recognition of Revenue - Commission income from sales of securities is recorded on the trade date.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes - Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities, which consist of net operating loss carryforwards, book depreciation over tax deprecation differences, and differences associated with cash basis reporting versus accrual basis reporting are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

NOTE 2 - COMMITMENTS AND CONTINGENCIES

Operating Leases - The Company has a lease agreement for office space expiring June 30, 2008. Monthly base rent ranges from $5,654 to $6,492 over the term of the lease. Terms of the lease also require the Company to pay its share of taxes and operating expenses. Facility rent expense for the years ended December 31, 2007 and 2006 was $65,996 and $60,277 respectively.

The Company has also entered into various operating leases for equipment that expire through 2007. Equipment rent expense for the years ended December 31, 2007 and 2006 was $6,390 and $7,017 respectively. The equipment lease commitment includes a related party phone lease with a shareholder of the Company with monthly payments of $361 through November 2006. Rent expense to the related party was $1,375 and $1,732 for the years ended December 31, 2007 and 2006.

Minimum future lease payments as of December 31, 2007 under non-cancelable operating leases are:

Years Ending December 31,	Office Facility	Equipment	Total
2008	$38,952	$12,005	$50,957
2009	-	11,714	11,714
2010	-	2,618	2,618
2011	-	-	-
2012	-	-	-

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company shares its facilities and expenses with a sister company. Expenses are allocated between the two entities based on gross revenues. During 2007 approximately $305,200 or 49% of common expenses were allocated to the Company's sister company. During 2006 approximately $307,900 or 54% of common expenses were allocated to the Company's sister company. The majority of the expenses are paid by the Company, and the sister entity reimburses the Company for its share of the expenses monthly. Amounts due from related parties totaled $2,485 and $-0- as of December 31, 2007 and 2006.

NOTE 4 - INCOME TAXES

The Company's net deferred tax asset at December 31, 2007 and 2006 consisted of:

	Federal	State	Total
December 31, 2007	$ 171	$ 124	$ 295
December 31, 2006	$ -0-	$ -0-	$ -0-

The Company's net deferred tax liability at December 31, 2007 and 2006 consisted of:

	Federal	State	Total
December 31, 2007	$ -0-	$ -0-	$ -0-
December 31, 2006	$ 315	$ 230	$ 545

The components for the provision for income taxes for the years ended December 31, 2007 and 2006 are as follows:

	Federal	State	Total
Year Ended December 31, 2007:			
Deferred tax (income)	$ (486)	$ (354)	$ (840)
Income Tax expense	9,621	4,919	14,540
Income tax expense	$9,135	$4,565	$13,700
Year Ended December 31, 2006:			
Deferred tax expense	$1,305	$ 940	$2,245
Income Tax expense	1,382	1,012	2,394
Income tax expense	$2,687	$1,952	$4,639

The amount of federal income tax expense attributable to continuing operations differs from the amount of expense that would result from applying domestic federal statutory rates to pre-tax income from continuing operations primarily due to permanent differences of non-deductible expenses and the effect of state minimum fees.

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 101
Burnsville, MN 55306
(952) 435-3437

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

We have audited the balance sheet of Capital Management Securities, Inc. as of December 31, 2007 and 2006, and the related statement of operations, stockholders' equity and cash flows for the years then ended and have issued our report thereon dated February 8, 2007. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.

The information contained in the accompanying supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic statements taken as a whole.

Boyer & Company

February 7, 2008

CAPITAL MANAGEMENT SECURITIES, INC.
COMPUTATION OF NET CAPITAL PERSUANT TO RULE 15c3-1
DECEMBER 31, 2007 and 2006

	2007	2006
STOCKHOLDERS' EQUITY at End of Year	$ 141,225	$ 140,963
ADDITIONS:		
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	-	-
Total Capital and Allowable Subordinated Liabilities	141,225	140,963
DEDUCTIONS:		
Unallowable Assets:		
Property and Equipment - Net	14,994	29,353
Deferred Tax Assets	295	-
Due from Related Company	2,485	-
Prepaid Expenses	6,378	5,730
Income Taxes Receivables	-	7,182
Nonliquid Receivables, Net of Commission Payable	9,834	-
Total	33,986	42,265
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	107,239	98,698
HAIRCUTS ON SECURITIES	-	-
NET CAPITAL at End of Year	107,239	98,698
REQUIRED CAPITAL		
Basic Capital Requirement:		
Liabilities	65,269	40,159
Required Percent	6.67%	6.67%
Basic Capital Requirement	4,353	2,679
Minimum Capital Required	25,000	25,000
Excess Capital	$ 82,239	$ 73,698
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Indebtedness	65,269	40,159
Net Capital	107,239	98,698
Percent of debt to net capital	60.9%	40.7%

See accountant's report on supplementary information.

CAPITAL MANAGEMENT SECURITIES

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
DECEMBER 31, 2007 and 2006

The Company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a) (2) and does not hold client/customer funds or securities; thus, no reconciliation is necessary.

See accountant's report on supplementary information.

CAPITAL MANAGEMENT SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2007 and 2006

The Company is exempt from Rule 15c3-3 under Subparagraph K(2)(ii) and does not possess, control or otherwise hold client or customer funds or securities.

See accountant's report on supplementary information.

CAPITAL MANAGEMENT SECURITIES, INC

RECONCILIATION OF FOCUS REPORT (IIA) AS OF DECEMBER 31, 2007 TO AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007

	Balance Per Focus Report on December 31, 2007	Adjustments Debit		Adjustments Credit	Balance Per Audited Financial Statements At December 31, 2007
Total Assets	$ 240,894	$ -	(a)	$34,400 -	$ 206,494
Less:				-	
Total Liabilities	64,238	-	(b)	1,031	65,269
Net Worth	176,656	-		35,431	141,225
Less:					
Non-Allowable Assets	68,384	-		34,398	33,986
Tentative Net Capital	108,272	-		1,033	107,239
Less:					
Securities Haircuts		-		-	-
Net Capital	$ 108,272	$ -		$ 1,033	$ 107,239

(a) Deferred and Prepaid Income Taxes, Depreciation

(b) Deferred Income Taxes, Accounts Payable

See accountants report on supplementary information.

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 101
Burnsville, MN 55306
(952) 435-3437

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

We have audited the financial statements of Capital Management Securities, Inc. for the years ended December 31, 2007 and 2006 and have issued our report thereon dated February 7, 2008. As part of our audits, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards in the United States and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the client (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15C3-3(e); (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (iii) in complying with the requirement for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements, and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes in judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the years ended December 31, 2007 and 2006, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system and any that may have existed during the period, disclosed certain weaknesses that we believe to be material. Such weaknesses, with an indication of the corrective action taken or proposed, were as follows.

One person has the primary responsibility for most of the accounting and financial duties. As a result, many of those aspects of internal control which rely upon an adequate segregation of duties are, for all practical purposes, missing in your company. We recognize that your company probably is not large enough to make the employment of additional persons for the purpose of segregating duties practical from a financial standpoint, but we are required, under professional responsibilities, to call the situation to your attention.

We understand that practices and procedures that accomplish the objectives referred to in the first paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006, to meet the Commission's objectives.

We commend the management and staff of the Company for their assistance and cooperation during the audits. An audit imposes additional work on all personnel and we appreciate the effort by the management and staff of Capital Management Securities, Inc.

As was mentioned previously, these comments are made solely in the interest of establishing sound internal control procedures and improving the operation of the Company. We would be pleased to discuss these comments with you in detail and aid in the implementation if you so desire. Thank you for giving us the opportunity to serve you and we look forward to a continuing relationship with your firm.

This report is intended solely for the information and use of the audit committee and management and is not intended to be, and should not be, used by anyone other than these specified parties.

Boyer & Company

February 7, 2008

END